AMENDMENT NO. 1 TO THE SUBADVISORY AGREEMENT

This AMENDMENT NO. 1 TO THE SUBADVISORY AGREEMENT ("Amendment") is dated as of May 24, 2019, by and between SUNAMERICA ASSET MANAGEMENT, LLC (formerly, SunAmerica Asset Management Corp.), a Delaware limited liability company (the "Adviser"), and INVESCO ADVISERS, INC., a Delaware corporation (the "Subadviser").

WITNESSETH:

WHEREAS, the Adviser and SunAmerica Series Trust, a Massachusetts business trust (the "Trust"), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time, pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust; and pursuant to which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement; and

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company; and

WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated May 1, 2013, as amended from time to time (the "Subadvisory Agreement"), pursuant to which the Subadviser furnishes investment advisory services to the investment portfolio or portfolios of the Trust (the "Portfolio(s)") as listed on Schedule A of the Subadvisory Agreement; and

WHEREAS, the Board of Trustees of the Trust has approved this Amendment to the Subadvisory Agreement and it is not required to be approved by the shareholders of the Portfolio(s).

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.Schedule A to the Subadvisory Agreement is hereby amended and restated as attached hereto to reflect the addition of the SA Oppenheimer Main Street Large Cap Portfolio.

2.Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3.Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4.Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By: /s/ Peter A. Harbeck

Name: Peter A. Harbeck

Title: President and Chief Executive Officer

INVESCO ADVISERS, INC.

By: /s/ Clint Harris

Name: Clint Harris

Title: Vice President

SCHEDULE A

Effective May 24, 2019

Annual Fee
(as a percentage of the average daily
net assets the Subadviser manages in
Portfolio(s)	the Portfolio)
SA Invesco VCP Equity Income Portfolio	0.425% on first $250 million
0.400% on next $250 million
0.375% on next $500 million
0.300% thereafter
SA Oppenheimer Main Street Large Cap Portfolio	0.400% on first $50 million
0.350% on next $200 million
0.300% over $250 million